EXHIBIT 8(m)

                [LETTERHEAD OF JAMES BONE, SENIOR VICE PRESIDENT,

                              FIDELITY INVESTMENTS]


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September 23, 2002

William Greer
Valley Forge Life Insurance Company
100 CNA Drive
Nashville, TN   37214-3438

Re: VIP Funds Participation Agreement

Dear Mr. Greer:

In response to your request, Fidelity Investments would like to provide the following information in connection with the Participation Agreement(s) among:
Valley Forge Life Insurance Company ("Company"); Variable Insurance Product Fund, Variable Insurance Product Fund II and Variable Insurance Product Fund III ("VIP Funds"); and Fidelity Distributors Corporation, underwriter for the VIP Funds.

NAV Pricing. Fidelity Investments will comply with all applicable laws and regulations in pricing shares of the VIP Funds. In particular, the Trustees of the VIP Funds periodically review and approve Fidelity's practices and procedures for addressing errors in pricing shares of any of the VIP Funds. Fidelity believes that its practices and procedures conform with guidance from the staff of the Securities and Exchange Commission regarding reprocessing of transactions impacted by a pricing error. Of course, these practices and procedures may be changed by Fidelity, with the approval of the Trustees, as necessary or appropriate to conform to changes in applicable legal rules or to serve the best interests of shareholders.

Under its current practices and procedures, Fidelity would report any material error in the calculation or reporting of the VIP Funds' net asset value per share to Company promptly upon discovery, and adjust the number of share purchased or redeemed by the Separate Accounts to reflect the correct net asset value per share.

We hope you will find this to be of assistance.

Sincerely,
/s/ James Bone
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James Bone

Senior Vice President, Risk Management
Fidelity Investments Institutional Services, Inc.